Exhibit 17.01



Attn: BMB Munai Inc. Board of Directors
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Dear Colleagues, Friends,

Owing to the fact that I have to devote most of my time to the matters relating to Bank CenterCredit development, social and political life of our country, building-up of new projects, I regretfully inform you of my decision to secede from BMB Munai Inc. Board of Directors' membership. Being one of the company founders I have made my contribution according to my strength and possibilities for the company to make progress from the very outset till present day. I believe we have made a good progress and today BMB is in good position. And I am sure thanks to your efficient guidance company's further growth would produce results to the benefit of all of us.

I would like to express my appreciation for our cooperation and joint work during those last years. I was very glad to work with all of you as a colleague in the BMB Munai Inc. Board of Directors and I hope that our partnership and friendship will continue in the future.


Yours sincerely,
Bakhytbek Bayseitov